Exhibit (a)(1)(P)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares and/or ADSs (both, as defined below). The U.S. Offer (as defined below) is made only by the Offer to Purchase, dated April 4, 2018, the related Share Acceptance Form, the related ADS Letter of Transmittal and the related Share Withdrawal Form and any amendments or supplements thereto, and is being made to all U.S. holders of Shares and all holders of ADSs, wherever located. The U.S. Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the U.S. Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the U.S. Offer to be made by a licensed broker or dealer, the U.S. Offer shall be deemed to be made on behalf of Offeror (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Offeror.

Results of the Initial Acceptance Period of the U.S. Offer to Purchase

All Outstanding Ordinary Shares, No Nominal Value, Held By U.S. Holders and

All Outstanding Ordinary Shares Represented By Outstanding American Depositary

Shares, Held by All Holders, Wherever Located, of

ABLYNX NV

for

€45.00 PER SHARE, NET TO THE SELLER IN CASH, WITHOUT INTEREST

and

€45.00 PER AMERICAN DEPOSITARY SHARE, NET TO THE SELLER IN CASH,

WITHOUT INTEREST

Pursuant to the Offer to Purchase dated April 4, 2018

by

SANOFI

On April 4, 2018, Sanofi, a French société anonyme (“Offeror”), commenced an offer to purchase up to 100% of the issued and outstanding ordinary shares, no nominal value (“Shares”) of Ablynx NV, a Belgian naamloze vennootschap (the “Company”) from U.S. holders (within the meaning of Rule 14d-1(d)) under the U.S. Securities Exchange Act of 1934, as amended, and up to 100% of the Shares of the Company represented by outstanding American Depositary Shares of the Company (each, an “ADS” and collectively, “ADSs”) issued by JPMorgan Chase Bank, N.A., acting as depositary (the “Depositary”), pursuant to that certain Deposit Agreement, dated as of September 5, 2014, among the Company, the Depositary and all holders from time to time of American depositary receipts issued thereunder (as amended, the “Deposit Agreement”), from all holders, wherever located, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 4, 2018 (the “Offer to Purchase”), the related Share Acceptance Form, the related ADS Letter of Transmittal and the related Share Withdrawal Form, as applicable (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “U.S. Offer”).

The U.S. Offer is being made pursuant to that certain Heads of Agreement Relating to a Friendly Tender Offer for Ablynx NV, dated January 28, 2018 (as it may be amended from time to time, the “Heads of Agreement”), by and between Offeror and the Company. Under the Heads of Agreement, Offeror agreed to commence the U.S. Offer and a contemporaneous offer under the laws of Belgium (the “Belgian Offer” and, together with the U.S. Offer, the “Offers”) to purchase all of the Company’s Shares, ADSs, warrants (the “Warrants”) and 3.25% Senior Unsecured Convertible Bonds due on May 27, 2020 (the “Bonds,” and together with the Shares, ADSs and Warrants, the “Securities”). The offer price in the Offers is

€45.00 per Share and per ADS, net to the seller in cash, without interest (the “Offer Price”). The Offer Price paid to holders of ADSs will be paid in U.S. dollars converted in the manner described in the Offer to Purchase and will be distributed, net of expenses (including a fee related to the foreign exchange conversion and a fee of $0.05 per ADS for the cancellation of the American depositary receipt evidencing such tendered ADS, in each case, as contemplated by the Deposit Agreement), to such holders.

The initial acceptance period of the Offers expired at 5:00 p.m., New York City time, on May 4, 2018 (the “Initial Expiration Date”). As of the Initial Expiration Date, a total of 71,972,994 Shares (including 7,446,312 Shares represented by ADSs), 2,594,841 Warrants and 975 Bonds have been validly tendered into the Offers and not withdrawn. The Shares (including Shares represented by ADSs and underlying Warrants) validly tendered into the Offers and not withdrawn represent approximately 95.60% of the outstanding Shares on the settlement date of the Offers. The minimum tender condition has been satisfied. All conditions to the Offers having been satisfied, Offeror has accepted for payment all Securities validly tendered pursuant to the Offers and not validly withdrawn. The Securities accepted for payment are expected to be settled on or about May 18, 2018.

In accordance with applicable Belgian law, Offeror has determined to commence a squeeze-out period (the “Squeeze-Out Period”) on May 22, 2018. U.S. holders of Shares and holders of ADSs who did not previously tender their Shares and/or ADSs into the U.S. Offer may tender their Shares and/or ADSs into the U.S. Offer during the Squeeze-Out Period, on the terms and conditions as set forth in the Offer to Purchase, the related Share Acceptance Form, the related ADS Letter of Transmittal and the related Share Withdrawal Form.

THE SQUEEZE-OUT PERIOD AND RELATED WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 12, 2018.

As set forth in the Offer to Purchase, any Shares (including Shares represented by ADSs) not tendered during the Squeeze-Out Period (including Shares and/or ADSs withdrawn and not properly re-tendered) will be transferred to Offeror by operation of Belgian law for the Offer Price at the end of the Squeeze-Out Period. The funds necessary to pay for the Offer Price of such untendered Shares will be deposited with the Bank for Official Deposits (Deposito- en Consignatiekas / Caisse des dépôts et consignations) in favor of the holders of Shares who did not previously tender into the U.S. Offer. Holders of ADSs who did not previously tender into the U.S. Offer prior to the end of the Squeeze-Out Period will have the right to receive the Offer Price.

Upon, or as soon as possible after, completion of the Squeeze-Out Period, the Shares will be delisted from the regulated market of Euronext Brussels by operation of Belgian law, and the Company shall cause the delisting of the ADSs from the NASDAQ Global Select Market and the delisting of the Bonds from the open market Frankfurt MTF (Freiverkehr).

Notice of the results of the Squeeze-Out Period will be published in the U.S. via press release and an amendment to the Tender Offer Statement on Schedule TO related to the U.S. Offer, which, when filed by the Offeror, will be available at the Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov.

Offeror has filed a Tender Offer Statement on Schedule TO with the SEC and the Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Holders of Securities are urged to carefully review these documents and other documents filed by the Offeror and the Company, including the Offer to Purchase, the related Share Acceptance Form, the related ADS Letter of Transmittal and the related Share Withdrawal Form, because they contain important information. U.S. holders of Shares and holders of ADSs should carefully read all documents in their entirety before any decision is made with respect to the U.S. Offer. These documents are available for free at the SEC’s website at www.sec.gov. Requests for copies of these documents may be directed to the Information Agent (as defined below) or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Offeror’s expense.

Questions or requests for assistance may be directed to MacKenzie Partners, Inc. (the “Information Agent”) at the address and telephone numbers set forth below.

The Information Agent for the U.S. Offer is:

1407 Broadway

New York, New York 10018

(212) 929-5500

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

May 14, 2018